

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Lara Fritts
Chief Executive Officer
Community Redevelopment Inc.
1910 Towne Centre Blvd #250
Annapolis, MD 21401

   Re: Community Redevelopment Inc.
    Form 10-K for fiscal year ended December 31, 2021
    Filed April 1, 2022
    Form 10-Q for the interim period ended June 30, 2022
    Filed August 29, 2022
    File No. 000-26439

Dear Lara Fritts:

   We have reviewed your December 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2022 letter.

<u>Form 10-K for fiscal year ended December 31, 2021</u>

<u>General</u>

1.   Given your response dated June 17, 2022 with respect to prior comments 1, 2, 4, and 5 in our letter dated May 26, 2022, please amend your Form 10-K for the fiscal year ended December 31, 2021 to address these outstanding comments.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters, as well as with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction